Global Telecom & Technology, Inc.
8484 Westpark Drive, Suite 720
Mclean, VA 22102

January 3, 2014

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:         Global Telecom & Technology, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 19, 2013
File No. 0-51211
Form 10-Q for the Quarterly Period Ended September 30, 2013
Filed November 13, 3013
File No. 1-35965

Dear Mr. Spirgel:

Global Telecom & Technology, Inc. is responding to the comments received from the staff of the Securities and Exchange Commission by letter dated December 11, 2013 with respect to our Annual Report on Form 10-K for the Year Ended December 31, 2012 and our Quarterly Report on Form 10-Q for the Period Ended September 30, 2013.

For your convenience, we have reproduced each of the staff’s comments (in italics) followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations of the Company, page 20

1.
We note that you attributed the increase in revenues to the acquisitions of PacketExchnage and nLayer as well as the increased in sales to new and existing customers offset by disconnected services; however, you do not quantify these factors nor analyze the underlying reasons for the changes.  Please discuss how the acquisitions affected your results of operations in 2012 and quantify the impact of each of these acquisitions in the increase in revenues.

To the extent applicable, this type of disclosure should be applied to all material line items included in your consolidated statements of income.  Please refer to Item 303(a)(3) of Regulation S-K and our Release No. 33-8350.

United States Securities and Exchange Commission
January 3, 2014

Response

In response to the staff’s comment and based on a discussion between Michael Bauer, our Chief Financial Officer, and Ms. Ivette Leon of the staff, we advise you that the intent of our statement was to indicate that the PacketExchange and nLayer acquisitions were the fundamental reason for our increased revenue for the year ended December 31, 2012.

To quantify the impact of the PacketExchange and nLayer acquisitions, we advise you that at the end of 2010 we had approximately 700 customers.  In the June 2011 PacketExchange acquisition we acquired PacketExchange’s approximately 500 customers, of which the majority were new to us.  In the April 2012 nLayer acquisition we acquired nLayer’s approximately 100 customers, of which the majority were new to us.

We further advise you that our reference to sales to new and existing customers being offset by disconnected services was intended to identify that sales to new and existing customers were also an element of our revenues, but that we had approximately equivalent service disconnections from new and existing customers.  It would, however, be impractical for us to quantify which portion of our sales and which portion of our disconnected services were independent of the acquisitions since, as indicated above, there was significant customer overlap between us and each of PacketExchange and nLayer.

As requested by the staff, we will comply with the staff’s comments in our future filings.  In order to comply, we advise you that in future filings we will expand upon our discussion in our ‘Results of Operations of the Company – Revenue’ by quantifying the number of customers acquired in each relevant acquisition and also identifying the extent to which we did not have a pre-existing relationship with such customers.  In addition, to the extent that a discussion of sales to new and existing customers and / or any offsetting service disconnections is material to an understanding of our results of operations, we will provide a narrative explanation and, if practicable, quantify the relevant amounts.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Note 3 – Acquisitions, page 9

2.
We note that the total purchase price paid for Tinet exceeds 50% of the total assets of the company.  We also note that in a Form 8-K filed on May 6, 2013 you disclosed that you would file the audited financial statements and pro forma financial information required by Item 9.01 (a)and (b) as soon as practicable, but in any event not later than 71 days after the date on which Form 8-K was required to be filed.  We note that as of the date of this letter you have not filed the audited financial statement and pro forma financial information for this significant acquisition.  Please comply by filing the required financial statements and pro formas or advise.

United States Securities and Exchange Commission
January 3, 2014

Response

We are aware of the need to file the audited financial statements and pro forma financial information related to the Tinet acquisition as soon as practicable.  In preparing the requisite financial information, we have experienced difficulties and complexities that we did not anticipate at the time we consummated the acquisition and filed our Current Report on Form 8-K announcing the transaction.  Among the complexities in this audit has been combining for audit purposes Tinet’s businesses across Italy, the United States and Luxembourg, which were not accounted for on a consolidated stand-alone basis by the prior owner.  Among the difficulties in this audit has been the absence of cooperation from the prior auditors of Tinet, who, among other things, denied us access to work-papers, which resulted in significant delays.  We have, however, overcome these obstacles, and the audit is now underway and significant work has been completed.  It remains our intention to file the audited financial statements and pro forma financial information related to the Tinet acquisition as soon as practicable.

*           *           *

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (703) 442-5503 with any questions you may have regarding our responses.

Sincerely,

Global Telecom & Technology, Inc.

/s/ Michael Bauer
Michael Bauer
Chief Financial Officer

cc:          Richard D. Calder, Jr., Chief Executive Officer
S. Joseph Bruno, Chairman, Board of Directors Audit Committee